UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.          )
ROBBINS & MYERS, INC.
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
770196103
(CUSIP Number)
May 20, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

CUSIP No.	770196103	13G	Page	2	of	6	Pages

1.	NAMES OF REPORTING PERSONS M.H.M. & Co., Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐ Not Applicable

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Ohio

	5.	SOLE VOTING POWER

NUMBER OF		5,546,106

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,546,106

WITH	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,546,106

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐ Not Applicable

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	16.9%

12.	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).	Name of Issuer:

Robbins & Myers, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

51 Plum Street, Suite 260, Dayton, Ohio 45440

Item 2(a).	Name of Person Filing:

M.H.M. & Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

830 Hanna Building, Cleveland, Ohio 44115

Item 2(c).	Citizenship:

M.H.M. & Co., Ltd. is an Ohio limited partnership.

Item 2(d).	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

770196103

Item 3:	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act,

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b)(1))(ii)(E),

(f)	☐	An employee benefit plan or endowment fund; in accordance with Rule 13d-1(b)(1)(ii)(F),

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G),

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	M.H.M. & Co., Ltd., is an Ohio limited partnership (the “Partnership”), which beneficially owns 5,546,106 shares of the issuer. The Partnership entered into a Partnership Interest Redemption Agreement, dated April 30, 2009 (the “Agreement”), with one of its limited partners, Catherine Kindl, whereby Ms. Kindl agreed to sell back her interest in the Partnership in exchange for payment in shares of the issuer held by the Partnership. After computing her partnership interest and deducting expenses owed by Ms. Kindl to the Partnership, Ms. Kindl received 442,402 shares of the issuer (the “Shares”) which were held by the Partnership as payment for her interest in the Partnership. The Partnership no longer has authority with regard to voting or dispositive matters when it comes to the Shares Ms. Kindl received as payment for her interest in the Partnership. The Shares have already been deducted from the Partnership’s beneficial ownership and as such are not included in the total amount reported.

(b)	Percent of class:

16.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 5,546,106

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 5,546,106

(iv)	Shared power to dispose or to direct the disposition of
     Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ ..
     Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not Applicable

Item 8.	Identification and Classification of Members of the Group.
     Not Applicable

Item 9.	Notice of Dissolution of Group.
     Not Applicable

Item 10.	Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 20, 2009
(Date)
/s/ Creighton B. Murch
(Signature)

Creighton B. Murch, President of Maynard H. Murch Co., Inc., Managing Partner
(Name/Title)